Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Quaker Investment Trust (811-06260)

QUAKER INVESTMENT TRUST
261 North University Drive, Suite 520
Ft. Lauderdale, FL 33324
 (888) 272-0007
www.ccminvests.com

December 7, 2023

IMPORTANT NEWS FOR SHAREHOLDERS OF
CCM CORE IMPACT EQUITY FUND

We encourage you to read the full text of the enclosed Notice of Adjourned Session of Special Meeting of Shareholders and New Record Date and the Supplement to the Proxy Statement and Prospectus for the Special Meeting of Shareholders, along with the Proxy Statement and Prospectus dated August 25, 2023.  For your convenience, we have provided answers to questions you may have below.

QUESTIONS AND ANSWERS

Q: Why did you send me this mailing?

A: We are sending you this mailing to advise you that: (1) the Special Meeting of the Shareholders of the Fund (the “Meeting”) originally called on October 24, 2023, at 10:00 a.m. local time, and subsequently adjourned most recently to November 21, 2023, has been further adjourned to January 31, 2024 at 10:00 a.m. local time, in order to solicit additional shareholder proxies; and (2) the Board of Trustees of CCM Core Impact Equity Fund (the “Fund”) has set a new record date of November 27, 2023 for determining the shareholders of the Fund entitled to notice of and to vote at the Meeting. You are receiving this supplemental proxy material because you own shares of the Fund as of the close of business on the new record date of November 27, 2023. As such shareholder, you have the right to vote all of your shares on the proposed reorganization of the Fund into the Hennessy Stance ESG ETF, a series of Hennessy Funds Trust (the “Hennessy ETF”).

Q: Where can I obtain additional information about the proposed reorganization of the Fund?

A: Additional information about the proposed reorganization of the Fund into the Hennessy ETF is available in the Proxy Statement and Prospectus dated August 25, 2023, which information is incorporated herein by reference.  Documents that relate to the Fund are available, without charge, by writing to Quaker Investment Trust, 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324, by calling (888) 272-0007 (toll-free) or over the Internet at www.ccminvests.com.  Documents that relate to the Hennessy ETF are available, without charge, by writing to Hennessy Funds Trust at 7250 Redwood Blvd., Suite 200, Novato, California 94945, by calling 1‑800-966-4353 or 1-415-899-1555 or over the Internet at www.hennessyetfs.com.

Q: If I was a shareholder of the Fund as of the close of business on the original record date and already executed a proxy card, do I need to take further action?

A: No. For a shareholder of record as of the close of business on July 25, 2023, the original record date, who is also a shareholder of record on the new record date of November 27, 2023, and who provided a proxy to the Fund based on the original record date, such proxy shall remain in full force and effect with respect to the number of shares held by such shareholder as of the close of business on the new record date set for the Meeting (November 27, 2023) unless explicitly revoked, or a later dated proxy is submitted, by the applicable shareholder. Previously submitted proxies are revocable. The previous submission of proxies also will not affect your right to vote in the event that you attend the Meeting. Please note, however, that attendance alone at the Meeting without voting will not be sufficient to revoke a previously authorized proxy. Please see your proxy card for specific instructions on how to vote your shares by telephone, through the Internet or by mail. If you have not already done so, it is important that you vote your Fund shares promptly. This will help save the costs of further solicitation.

NOTICE OF ADJOURNED SESSION OF SPECIAL MEETING OF SHAREHOLDERS AND NEW RECORD DATE

QUAKER INVESTMENT TRUST
261 North University Drive, Suite 520
Ft. Lauderdale, FL 33324
 (888) 272-0007
www.ccminvests.com

To be Held on January 31, 2024

To Shareholders:

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of the CCM Core Impact Equity Fund (the “Fund”), a series of Quaker Investment Trust (the “Trust”), originally called for October 24, 2023 at 10:00 a.m. local time, held at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324, and subsequently adjourned most recently to November 21, 2023, has been further adjourned to January 31, 2024 at 10:00 a.m. local time and will be held at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324.

The Meeting is being reconvened to consider and vote on the following proposals:

1.
A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which all of the assets of each class of the Fund will be transferred to the Hennessy Stance ESG ETF (the “Hennessy ETF”), a series of Hennessy Funds Trust, in exchange for shares of the Hennessy ETF (plus cash in lieu of fractional shares of the Hennessy ETF), which will be distributed pro rata by the Fund to its shareholders, and the Hennessy ETF will manage the assets of the Fund pursuant to the investment strategy the Hennessy ETF was operating under prior to the Reorganization and assume all of the Fund’s liabilities; and

2.
If invoked by the chair of the Meeting, to approve adjourning the Meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of the Fund (the chair will only invoke this proposal if the chair reasonably believes it is likely that additional time will allow sufficient votes to be obtained and it is in the best interests of shareholders).

The proposals referenced above are discussed in the Proxy Statement and Prospectus dated August 25, 2023 related to the Meeting that was previously mailed to you or is included with these supplemental proxy materials. THE BOARD OF TRUSTEES OF THE FUND RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL.

The Board of Trustees of the Trust, on behalf of the Fund (the “Board”), has fixed the close of business of November 27, 2023 as the new record date (the “Record Date”) for determining those shareholders of the Fund who will receive notice of the Meeting and will be entitled to vote at the Meeting (or any postponement or adjournment thereof). Proxies may be revoked at any time before they are exercised by executing and submitting a revised proxy, by giving written notice of revocation to the Fund or by voting at the Meeting.

Whether or not you plan to attend the Meeting, please vote your shares. You can do this in one of the following ways:

1.	by completing, signing, and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope;

2.	by calling the toll-free telephone number listed on the enclosed proxy card and following the instructions to vote your shares;

3.	by voting via the Internet at the website shown on the enclosed proxy card. Your prompt voting by proxy will help ensure a quorum at the Meeting; or

4.	at the Meeting.

By order of the Board of Trustees of Quaker Investment Trust

/s/ Alyssa Greenspan
Alyssa Greenspan
President

December 7, 2023

Shareholders who do not expect to attend the Meeting are requested to vote through the Internet or by telephone, or to complete, sign, date and return the accompanying proxy in the enclosed envelope, which needs no postage if mailed in the United States. Instructions for the proper execution of the proxy with respect to Internet or telephone voting are set forth on the proxy card. Instructions for signing. proxy cards if mailing are set forth immediately following this notice. It is important that the proxy be voted promptly.

QUAKER INVESTMENT TRUST
261 North University Drive, Suite 520
Ft. Lauderdale, FL 33324
 (888) 272-0007
www.ccminvests.com
SUPPLEMENT TO THE PROXY STATEMENT AND PROSPECTUS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 31, 2024
The following information in this supplement (the “Supplement”) supplements, amends and, to the extent inconsistent, supersedes the corresponding information in the Proxy Statement and Prospectus for the CCM Core Impact Equity Fund, a series of Quaker Investment Trust (the “Fund”), dated August 25, 2023, that addresses the special meeting of shareholders of the Fund (the “Meeting”) originally called for October 24, 2023. The Proxy Statement and Prospectus was previously filed with the Securities and Exchange Commission and furnished to the Fund’s shareholders of record as of July 25, 2023 in connection with the solicitation of proxies by the Board of Trustees of the Fund (the “Board”). Capitalized terms used in this Supplement, but not otherwise defined in this Supplement, shall have the meanings given to them in the Proxy Statement and Prospectus.
The Meeting has been adjourned to January 31, 2024. This Supplement contains important additional information and should be read in conjunction with the Proxy Statement and Prospectus. Except as specifically amended or supplemented by the information contained in this Supplement, the information set forth in the Proxy Statement and Prospectus relevant to the proposals remains accurate and should be considered in casting your vote by proxy or at the Meeting.
This Supplement is being furnished to the Fund’s Record Date (as defined below) shareholders on or about December 7, 2023.
The Meeting is being reconvened to consider and vote on the following proposals:
1.
A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which all of the assets of each class of the Fund will be transferred to the Hennessy Stance ESG ETF (the “Hennessy ETF”), a series of Hennessy Funds Trust, in exchange for shares of the Hennessy ETF (plus cash in lieu of fractional shares of the Hennessy ETF), which will be distributed pro rata by the Fund to its shareholders, and the Hennessy ETF will manage the assets of the Fund pursuant to the investment strategy the Hennessy ETF was operating under prior to the Reorganization and assume all of the Fund’s liabilities; and

2.
If invoked by the chair of the Meeting, to approve adjourning the Meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of the Fund (the chair will only invoke this proposal if the chair reasonably believes it is likely that additional time will allow sufficient votes to be obtained and it is in the best interests of shareholders).

Shareholders of the Fund were previously asked to vote on the above proposals described above at a special meeting of the Fund and the proposals did not receive sufficient votes so the special meeting was adjourned to allow time for further solicitation of votes.
All properly authorized proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise provided therein. Unless instructions to the contrary are marked, proxies will be voted “FOR” each proposal.

THE BOARD OF TRUSTEES RECOMMENDS YOU VOTE FOR EACH PROPOSAL. If you have already voted your shares by telephone, through the Internet or by mail, no further action is required unless you would like to change your vote.
Your vote is important no matter how many shares you own. Voting your shares early will avoid costly follow-up mail and telephone solicitation. After reviewing the enclosed materials, please complete, sign and date your proxy card and mail it promptly in the enclosed return envelope, or help save time and postage costs by calling the toll-free number and following the instructions or vote via the Internet by logging on to the website indicated on your proxy card and following the instructions that will appear.
The Board has set the close of business on November 27, 2023 (the “Record Date”) as the record date for determining those shareholders entitled to vote at the adjourned Meeting (or any postponement or adjournment thereof), and only holders of record at the close of business on that day will be entitled to vote at the Meeting (or any postponement or adjournment thereof). The Board had originally fixed the close of business on July 25, 2023 as the record date.
Each shareholder who is a holder of record as of the close of business on November 27, 2023 who was also a holder of record as of the close of business on July 25, 2023 is receiving a copy of the Notice of Adjourned Session of Special Meeting of Shareholders and New Record Date (the “Notice”) and the Supplement to the Proxy Statement and Prospectus for the Special Meeting of Shareholders (the “Supplement”), and a proxy card. The proxy card previously distributed to such shareholders may continue to be used to vote your shares in connection with the Meeting. For a shareholder who was a holder of record as of the close of business on the original record date of July 25, 2023 who is also a shareholder of record on the new record date of November 27, 2023, and who provided a proxy to the Fund based on the original record date, such proxy shall remain in full force and effect with respect to the number of shares held by such shareholder as of the close of business on November 27, 2023 unless explicitly revoked, or a later dated proxy is submitted, by the applicable shareholder. Previously submitted proxies are revocable. The previous submission of proxies also will not affect your right to vote in the event that you attend the Meeting. Please note, however, that attendance alone at the Meeting without voting will not be sufficient to revoke a previously authorized proxy.
Holders of record as of the close of business on November 27, 2023 who were not also holders of record as of the close of business on July 25, 2023 are receiving copies of the Proxy Statement and Prospectus, the Notice, the Supplement, and a proxy card. Shareholders should carefully review the Proxy Statement and Prospectus, the Notice, and this Supplement as they contain important information relating to each proposal. To save the expense of additional proxy solicitation, such shareholders are asked to mark their instructions on the enclosed proxy card, date and sign it, and return it in the enclosed envelope (which requires no postage if mailed in the United States), even if they expect to attend the Meeting. Such shareholders also have been provided with the opportunity on the enclosed proxy card to vote their shares by telephone, through the Internet or by mail, and are encouraged to take advantage of these prompt and efficient vote authorization options. The accompanying proxy is solicited on behalf of the Board, is revocable, and will not affect your right to vote in the event that you attend the Meeting. Please note that attendance alone at the Meeting without voting will not be sufficient to revoke a previously authorized proxy.

ADDITIONAL INFORMATION
Ownership of Shares
As of the record date of November 27, 2023, the Fund had shares outstanding as follows:
Class	Shares
Advisor Class	1,306,569.233
Institutional Class	230,097.234

As of the record date of November 27, 2023, and to the best knowledge of the Trust, the following persons were known to own beneficially or of record more than 5% of any class of the shares of the Fund:
Shareholder	Class	Shares	Percentage of Class
LPL Financial	Institutional	68,600.414	29.81%
Charles Schwab & Co., Inc.	Institutional	23,176.949	10.07%
Wells Fargo Bank	Institutional	18,498.491	8.04%
National Financial Services	Institutional	14,092.893	6.12%
Charles Schwab & Co., Inc.	Advisor	252,684.206	19.34%
Matrix Trust Company	Advisor	77,387.633	5.92%

*******

Issues you care about are up for a vote. Make your voice heard.
Dear valued shareholder,
The proxy material you are receiving describes proposals related to the CCM Core Impact Equity Fund the Board has reviewed and approved. In order to implement the changes, we need your vote. Please know your vote is critical.
Because shareholders representing 50% of the outstanding shares are needed to hold the meeting, we need you to vote your shares. We have scheduled a Meeting of Shareholders for January 31, 2024. As a shareholder of the Fund, you have the right to vote on this important matter.
Please note that approving this Reorganization lowers the expense ratio from 2.09%
(Advisor Class - QUAGX) and 1.84% (Institutional Class – QAGIX) to 0.85%.
Voting your shares is the smart thing to do. It’s also fast and easy. If you have questions or need assistance, call (855) 601-2248 and a proxy specialist will help you, or you may vote using the methods listed below.
VOTE ONLINE	www.proxyvote.com Have your proxy card handy and follow the simple directions to complete the electronic voting instruction form.	VOTE BY PHONE	Without a proxy card Call (855) 601-2248 (Weekdays 9am to 10pm) With a proxy card Call the number located on your ballot (With a touch-tone phone to vote using an automated system)
VOTE WITH QR CODE	With a smartphone Vote by scanning the Quick Response Code or “QR Code” on the enclosed proxy card/voting instruction form.	VOTE BY MAIL	Vote processing Mark, sign and date the enclosed ballot and return it in the postage-paid envelope provided.

Thank you for your investment—and thank you for voting. Sincerely, Alyssa Greenspan President of the CCM Equity Funds	Your unique control number can be found on the enclosed ballot in the box marked with an arrow.

Issues you care about are up for a vote. Make your voice heard.

Dear valued shareholder,

The special meeting of shareholders of the CCM Core Impact Equity Fund has been further adjourned until January 31, 2024, as we work to reach the requisite 50% vote participation needed to pass important proposals. As a shareholder you have the right to vote on these important matters. Your vote is critical.

Please note that approving this Reorganization lowers the expense ratio from 2.09%
(Advisor Class - QUAGX) and 1.84% (Institutional Class – QAGIX) to 0.85%.

The Board of Trustees approved the reorganization and recommends that you vote in favor of the proposals.

Voting your shares is the smart thing to do. It’s also fast and easy. If you have questions or need assistance, call (855) 601-2248 and a proxy specialist will help you or you may vote using the methods listed below.

If you have previously voted your shares, no action is necessary. Unless we receive instructions from you to the contrary, your shares will be voted according to your previous instructions that were submitted. If you wish to change your vote you may do so using one of the voting methods below.

VOTE ONLINE	www.proxyvote.com Have your proxy card handy and follow the simple directions to complete the electronic voting instruction form.	VOTE BY PHONE	Without a proxy card Call (855) 601-2248 (Weekdays 9am to 10pm) With a proxy card Call the number located on your ballot (With a touch-tone phone to vote using an automated system)
VOTE WITH QR CODE	With a smartphone Vote by scanning the Quick Response Code or “QR Code” on the enclosed proxy card/voting instruction form.	VOTE BY MAIL	Vote processing Mark, sign and date the enclosed ballot and return it in the postage-paid envelope provided.

Thank you for your investment—and thank you for voting. Sincerely, Alyssa Greenspan President of the CCM Equity Funds	Your unique control number can be found on the enclosed ballot in the box marked with an arrow.

QUAKER INVESTMENT TRUST 261 NORTH UNIVERSITY DRIVE, SUITE 520 FT. LAUDERDALE, FLORIDA 33324

SCAN TO
VIEW MATERIALS & VOTE

To vote by Internet

1) Read the Proxy Statement and have the proxy card
below at hand.
2) Go to website www.proxyvote.com or scan the
QR Barcode above
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement and have the proxy card
below at hand.
2) Call 1-800-690-6903
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate boxes on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	V26710-S77855	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

The Board of Trustees recommends that you vote FOR the below proposals.	For	Against	Abstain
1.	To approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which all of the assets of each class of the CCM Core Impact Equity Fund will be transferred to the Hennessy Stance ESG ETF, in exchange for shares of the Hennessy Stance ESG ETF (plus cash in lieu of fractional shares of the Hennessy Stance ESG ETF), which will be distributed pro rata by the CCM Core Impact Equity Fund to its shareholders and the Hennessy Stance ESG ETF will manage the assets of the CCM Core Impact Equity Fund pursuant to the investment strategy the Hennessy Stance ESG ETF was operating under prior to the Reorganization and assume all of the CCM Core Impact Equity Fund’s liabilities:

	☐	☐	☐
2.
If invoked by the chair of the Special Meeting, a proposal to approve adjourning the Special Meeting to permit further solicitation of proxies in the event a quorum does not exist, or a quorum exists but there are not sufficient votes at the time of the Special Meeting to approve the Plan on behalf of the CCM Core Impact Equity Fund (the chair will only invoke this proposal if the chair reasonably believes it is likely that additional time will allow sufficient votes to be obtained and it is in the best interests of shareholders):

	☐	☐	☐
In the discretion of the above named proxies, to transact such other business as properly comes before the Special Meeting.
	Yes	No
Please check box at right if you will be attending the meeting.	☐	☐
The signature on this proxy should correspond exactly with the name of the shareholder as it appears on the proxy. If stock is issued in the name of two or more persons, each should sign the proxy. If a proxy is signed by an administrator, trustee, guardian, attorney or other fiduciary, please indicate full title as such.

Signature [PLEASE SIGN WITHIN BOX]	DATE	Signature [Joint Owners]	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V26711-S77855

 QUAKER INVESTMENT TRUST
PROXY FOR SPECIAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

The undersigned shareholder constitutes and appoints Neil J. Hennessy, Teresa M. Nilsen, Kathryn R. Fahy, and Daniel B. Steadman, and each of them singly, with power of substitution, attorneys and proxies for and in the name and place of the undersigned to represent and to vote all shares of the CCM Core Impact Equity Fund held of record by the undersigned on November 27, 2023, as designated below, at the Special Meeting of Shareholders of the CCM Core Impact Equity Fund at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324 on January 31, 2024, at 10:00 a.m., local time, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Trustees’ recommendations.

PLEASE SIGN AND DATE ON THE REVERSE SIDE.